UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2002

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

creo

Creo Inc.
3700 Gilmore Way
Burnaby, B.C.
Canada V5G 4M1

T: +1.604.451.2700
F: +1.604.437.9891

www.creo.com

News release

For immediate release

Creo Launches Synapse Link Software for Increased Business Efficiency and Productivity at Graph Expo

Graph Expo 2002 Chicago, IL (October 7, 2002) - Creo Inc. (NASDAQ: CREO; TSX: CRE) has launched Synapse® Link software for the automatic exchange of prepress production data between database-driven print production systems and management information systems (MIS). Synapse Link software provides for increased visibility into prepress for printers, allowing them to achieve new levels of business efficiency and productivity. This product opens a new chapter for Networked Graphic Production, the Creo initiative that is streamlining printing cycles. Creo also welcomes partners Adobe Systems Incorporated, Komori America Corporation, and Printcafe Software, Inc. to deliver Networked Graphic Production.

Accessibility Through Open Industry Standard

Synapse Link software collects and delivers production data using JDF (Job Definition Format), an industry-standard file format that unifies prepress, post-press, production and management information systems. Synapse Link software sends actual production data and job status information from the Prinergy® workflow management system directly to the Printcafe Hagen OA management information system. Other JDF-compatible MIS systems will be able to interface with Networked Graphic Production through Synapse Link.

Better Tracking and Control

Automated data exchange gives the printer the ability to better manage inventory, identify profitable jobs, create accurate invoices, and develop more efficient production processes. "When a customer orders a change to a print job that requires additional pages, the extra material usage and machine time, and job control data are automatically forwarded to the printers' business systems," explains Wendy Moore, Synapse Link product manager. "This improves invoice detail and helps inventory tracking."

Transferring production data to the MIS system can provide an immediate summary of the production costs associated with each print job and allows database-reporting tools to analyze the data. It ensures the printer is able to increase profitability by automatically collecting accurate and timely job-costing information.

Prinergy Implements JDF from Preps

The Prinergy workflow management system now accepts and processes JDF imposition data from Preps® software from ScenicSoft, the industry's leading page imposition software for offset printing. JDF imposition data incorporates customer information and data from postpress systems, such as folding and cutting. This allows standard format data from Preps to be delivered into a Networked Graphic Production environment-once again, increasing the printer's visibility into prepress operations. Creo announced August 16, 2002 that it intends to acquire ScenicSoft.

Technology Leaders Join Networked Graphic Production

Adobe Systems Incorporated, Komori America Corporation, and Printcafe Software, Inc. are working with Creo to deliver Networked Graphic Production. These industry leaders have collaborated with Creo to create integrated technologies and products that revolutionize the conventional print production process, surpassing customers' current levels of connectivity, automation and collaboration. The Networked Graphic Production Partner Program was established to highlight developers, manufacturers and vendors that provide solutions that bring together people and technologies in a seamless manner to maximize efficiencies while gaining better visibility and control over the entire print production process.

Creo is demonstrating many developments in Networked Graphic Production at Graph Expo, the prepress and printing industry's largest trade show in North America this year, October 6-9.

About Creo

Creo is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; and workflow management software. Creo is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers. Creo trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

© 2002 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2001, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.
Holly Hokrein	Rochelle van Halm	Tracy Rawa
Marketing Communications (Americas)	Media Relations (Headquarters)	Investor Relations
T. +1.781.280.7331	T. +1.604.451.2700	T. +1.604.451.2700
F. +1.781.275.3430	F. +1.604.437.9891	F. +1.604.437.9891
holly.hokrein@creo.com	rochelle.van.halm@creo.com	IR@creo.com

creo

Creo Inc.
3700 Gilmore Way
Burnaby, B.C.
Canada V5G 4M1

T: +1.604.451.2700
F: +1.604.437.9891

www.creo.com

News release

For immediate release

Creo Announces New Platform for Lotem 800 Platesetters - Marks 1000th Installation

Graph Expo 2002 Chicago, IL (October 7, 2002) - Creo Inc. (NASDAQ: CREO; TSX: CRE) announces a major enhancement to the market-leading Lotem™ 800 line of 8-page platesetters with the introduction of a new platform that offers improved functionality and the ability to upgrade to advanced imaging and process control.

The new Lotem™ 800 II platesetter offers more speed options to allow printers to match throughput to their production needs. Thermal halftone proofing is now also available as an option. By using the same digital files containing the exact screening and halftone dot structure to image proofs as well as the plates, the resulting proof represents exactly what will be printed.

The new Lotem 800 II platesetter can also be upgraded with the 'Quantum set' of features to become Creo's flagship computer-to-plate (CTP) system, the Lotem™ 800 Quantum platesetter. This state-of-the-art platesetter offers high performance features including the SQUAREspot® imaging head for predictable and consistent imaging, advanced process control, Staccato® FM screening, and automatic temperature compensation.

"This new Lotem platform provides more options for our customers to choose the best device for their current needs," notes Nir Armoni, business line manager for 8-page CTP at Creo. "As their needs change, they can easily upgrade with maximum cost effectiveness." The new Lotem II platform is now available worldwide.

New Lotem Milestone

The 'Lotem II' platform is being introduced as Creo achieves a new milestone with the installation of the 1000th Lotem 800 CTP system. "We are very pleased to become the one-thousandth installation of the Lotem 800 line of platesetters," says Paul Taylor, Director, R&D for Seiple Lithograph Company of North Canton, Ohio. Seiple Lithograph recently installed the Lotem™ 800 Quantum platesetter. "We were one of the first Lotem platesetter beta testers and the knowledge we gained helped move us well ahead of our competition. With our new Lotem 800 Quantum with SQUAREspot thermal imaging and Staccato FM screening, we will rocket into the future with the best technology available. This system will allow us to continue to deliver a superior product."

More CTP Choices

Creo CTP devices offer a choice for every production requirement, ranging from inexpensive, semi-automatic machines with basic imaging technology for smaller printers or those just moving to CTP, to advanced automation and imaging technologies and increased speed for maximum productivity. Creo offers two lines of commercial CTP devices: Trendsetter, renowned for its flexibility in imaging plates, proofs and film, and the Lotem, for its advanced automation and excellent productivity. Both lines can now be upgraded, to either the Lotem 800 Quantum or Trendsetter® Quantum platform, both with the SQUAREspot imaging head for the sharpest imaging and process control, and other advanced features such as Staccato FM screening and automatic temperature compensation.

Model	Speed	Automation	Resolution	Screening	Upgradeable
Trendsetter 800	S speed: 9 plates/hr F speed: 16 plates/hr V speed: 27 plates/hr	Semi- automatic	2400 dpi	200 lpi linescreen Staccato® screening	Upgradeable to Trendsetter 800 Quantum Autoloader
Trendsetter 800 Quantum	S speed: 9 plates/hr (10 with autoloader) F speed: 16 plates/hr (17 with autoloader) V speed: 27 plates/hr (31 with autoloader)	Semi-automatic	2400 dpi	450 lpi. linescreen Staccato® screening	10 micron Staccato FM option Autoloader
Lotem 800	S speed: 10 plates/hr F speed: 16 plates/hr	Fully automatic	Continuously variable from 1,524 to 3,556 dpi	200 lpi linescreen	Dual loading or multi-cassette 25 micron Staccato FM option
Lotem 800 II New!	S speed 10 plates/hr F speed: 16 plates/hr V speed: 25 plates/hr	Fully automatic Single, dual or multi-cassette Inline punch and paper disposal	2400 or 2540 dpi	200 lpi linescreen Staccato screening	Upgradeable to Lotem 800 Quantum Dual or multi- cassette
Lotem 800 Quantum	S speed 10 plates/hr F speed: 16 plates/hr V speed: 25 plates/hr	Fully automatic Single, dual or multi- cassette Inline punch and paper disposal	2400 or 2540 dpi	450 lpi linescreen Staccato screening	10 micron Staccato FM option Dual loading or multi-cassette

See complete specifications at www.creo.com

IMAGES AVAILABLE

About Creo

Creo is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; and workflow management software. Creo is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers. Creo trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

© 2002 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2001, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.

Holly Hokrein	Rochelle van Halm	Tracy Rawa
Marketing Communications (Americas)	Media Relations (Headquarters)	Investor Relations
T. +1.781.280.7331	T. +1.604.451.2700	T. +1.604.451.2700
F. +1.781.275.3430	F. +1.604.437.9891	F. +1.604.437.9891
holly.hokrein@creo.com	rochelle.van.halm@creo.com	IR@creo.com

creo

Creo Inc.
3700 Gilmore Way
Burnaby, B.C.
Canada V5G 4M1

T: +1.604.451.2700
F: +1.604.437.9891

www.creo.com

News release

For immediate release

Creo Demonstrates Spot Color Performance Without Spot Color Inks

Graph Expo 2002 Chicago, IL (October 7, 2002) - Creo Inc. (NASDAQ: CREO; TSX: CRE) is demonstrating a revolutionary breakthrough at Graph Expo by eliminating the use of spot color inks with the Spotless™ solution technology, yet delivering spot color performance at a fraction of the usual cost. For intensive spot color work on sheetfed presses, such as folding cartons, the manufacturing savings can easily exceed five percent.

Live Demonstrations During Graph Expo

The Spotless solution technology demonstration replaces many spot color inks with Staccato® screened composite builds and a variety of color tools and workflows. "The starting point for this new development is the SQUAREspot® thermal imaging head in Creo computer-to-plate systems," explains Mark Nissen, Value in Print product manager. "These systems open the door to stable printing of smooth Staccato screening composite builds. Next, we transform spot colors into a build of either CMYK or a six-color set. Typically a six-color set hits a much broader range of spot colors."

The Spotless solution comprises Staccato screening for fidelity and continuous tone performance, the six-color workflow of the Prinergy® workflow management system, and implementation services provided by the Creo Consulting Services Group. The Spotless technology demonstration shows automatic six-color separation and proofing, bringing six-color workflow into the mainstream. This six-color technology will be available in Prinergy next year.

Samples on Display

Six-color press sheets that were printed using the Spotless solution illustrate the accurate replication of spot colors against a 12-color press sheet, CMYKOG plus six spot colors (two passes in a six-color press). The Staccato Print Showcase is also displaying more than 200 samples printed by Creo customers using Staccato screening, now widely used in all types of printing. The samples illustrate the flexibility of Staccato screening as they were produced on both web and sheet-fed presses, printed on coated stock or uncoated sheets, and they range from commercial printing and packaging to catalog and publishing applications. Visitors are being asked to take the photographic challenge: is it a photo or an offset print using Staccato 10 micron screening?

The Spotless technology demonstration, a preview of the solution's release in early 2003, is underway in the packaging area of the Creo booth, #3803, at Graph Expo. Creo color experts are also presenting talks about the integrity of Creo color and how to make sense of color production in today's digital world in the Creo theater. Graph Expo visitors have the opportunity to see Staccato screening printed live daily at the Komori America booth, #1083.

About Creo

Creo is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; and workflow management software. Creo is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers. Creo trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

© 2002 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2001, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.
Holly Hokrein	Rochelle van Halm	Tracy Rawa
Marketing Communications (Americas)	Media Relations (Headquarters)	Investor Relations
T. +1.781.280.7331	T. +1.604.451.2700	T. +1.604.451.2700
F. +1.781.275.3430	F. +1.604.437.9891	F. +1.604.437.9891
holly.hokrein@creo.com	rochelle.van.halm@creo.com	IR@creo.com

creo

Creo Inc.
3700 Gilmore Way
Burnaby, B.C.
Canada V5G 4M1

T: +1.604.451.2700
F: +1.604.437.9891

www.creo.com

News release

For immediate release

Creo Launches New Veris and Integris Proofing Solutions at Graph Expo

Graph Expo 2002 Chicago, IL (October 7, 2002) - Creo Inc. (NASDAQ: CREO; TSX: CRE) is showcasing the Veris™ proofer, the revolutionary new digital contone contract proofing solution. This innovative proofing system is printing proofs live during Graph Expo, demonstrating the finest quality and performance with inkjet proofing.

No other inkjet device has the repeatability and drop placement accuracy of the Multi-Drop Array™ inkjet imaging head technology. Veris repeatability and true resolution generate the most accurate contract proof available. The Veris proofer is the first to steer precisely formed individual ink droplets to their required location on paper, providing a true symmetrical resolution of 1500 x 1500 dpi.

The Creo Certified Process™ is another breakthrough technology that Creo developed to provide proof integrity assurance to both printers and print buyers. The Veris proofer verifies that the calibration, the ICC (International Color Consortium) profile, and the ink and media are correct for the defined proof and then automatically prints the Creo Certified Process stamp on the proof. This stamp ensures that everyone who sees the proof will know it has been made to the specifications noted on the proof in a well defined and precisely controlled process.

Veris Joins Networked Graphic Production

The Veris proofer has been developed to join a Networked Graphic Production environment, the Creo initiative that streamlines the print production cycle to facilitate better communication, production management and eliminate costly errors. This inititiative shares information throughout the production process and uses open standards such as PDF, JDF and XML to ensure compatibility with existing equipment and solutions from other vendors.

Veris proofs can be produced directly from within the Prinergy® or Brisque™ workflow management systems or directly from other workflows or customer applications using hot folders. The Veris proofer can run up to 40 proofs continuously with unattended operation and the system ensures intelligent management of color and media utilization.

The Veris proofer is ideal for Iris® users accustomed to the premium quality fine paper, base tint color and the glossy finish of Iris proofs. Veris will be available in North America and Europe in early 2003.

New Quality Color Proofing Solutions: Integris

Creo is also launching Integris™ proofing solutions, a new line that integrates leading inkjet printers with Creo workflow and color control. Integris proofing solutions deliver color-managed digital contone proofs that accurately predict the final printed job and provide an ideal solution for printers looking for high-quality, affordable, creative, imposition or layout proofing.

The new Integris proofing solution combines the Integris Proof Controller, Integris Qualified media and inks, and Integris Qualified inkjet printers including the EPSON Stylus® Pro 7600 and 9600 wide-format printers for both 4up and 8up proofing. These printers also feature the latest in drop-on-demand, Micro Piezo® DX3™ technology from EPSON®. Integris proofing solutions apply optimized inkjet screening and drive the printer to its maximum throughput to ensure consistent, precise color-managed proofs. Creo Integris proofing media is available single- and double-sided and in roll and sheet formats.

"The Integris proofing solution sets a new standard in affordable proofing with remarkable consistency, stability and image quality," explains Brad Palmer, Creo corporate vice president, inkjet printing. "Integris demonstrates Creo's commitment to provide a broad range of proofing solutions. We can deliver the full range of leading and innovative proofing technologies to our customers. These technologies include Spectrum digital halftone proofing, Veris Multi-Drop Array contract proofing and now Integris imposition and high-quality color proofing. We bring our customers the best products by integrating leading technology into Creo solutions."

Integris proofing solutions are designed for easy integration into a Networked Graphic Production environment. Proofing jobs can be submitted directly from the Brisque or Prinergy workflow systems to the Integris Proof Controller. Both the 4up and 8up Integris proofing solutions are available for purchase today. See all of the new Creo proofing solutions at booth #3803 at Graph Expo until October 9.

IMAGES AVAILABLE

About Creo

Creo is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; and workflow management software. Creo is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers. Creo trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

© 2002 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. EPSON, EPSON Stylus and Micro Piezo are registered trademarks of Seiko Epson Corporation. UltraChrome and DX3 are trademarks of Epson America, Inc. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2001, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO INC.

Date: October 8, 2002

/s/ Paul Kacir
Paul Kacir, Corporate Secretary